fouRy, Inc.



ANNUAL REPORT

100 Sun Ave. NE, Ste 650

Albuquerque, NM 87109

0

https://www.4rysprays.com/

This Annual Report is dated May 14, 2024.

BUSINESS

The company's corporate structure:

fouRy, Inc. ("fouRy" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and headquartered in New Mexico. The Company was first organized as fouRy, LLC in the state of Delaware on 2/11/16 and converted to fouRy, Inc., a Delaware C-Corporation, on 1/07/19.

The company's business:

fouRy, Inc. is commercializing the scientific discoveries and technological innovations of CTO and co-founder Dr. Arnold Kelly. fouRy's patented low-power, Spray Triode Atomizer® imparts a high-energy negative charge to droplets or particles. The like-charged droplets or particles provide their own propulsion, are attracted to the grounded target, thoroughly coat it, and do so with a minimum of waste, drift, or overspray. Variants of the basic spray technology have applications in disinfection, fuel injection, filtering and purification, and nanofiber production.

fouRy's has adapted a Spray Triode Atomizer® to a form-oil sprayer. Form oil is used by precast concrete manufacturers to separate forms from concrete after it has dried. We have twice demonstrated form-oil prototypes to Oldcastle Infrastructure (CRH Americas, Inc.), the largest U.S. precast concrete manufacturer (according to Thomas.net).

We have received confirmation that charge-injected distilled water from our distilled water prototype will kill bacteria with 99.99 percent effectiveness. We intend to market this sprayer for disinfectant situations such as meat and produce sanitization, high human contact surfaces, and cans and glass bottles, in which conventional chemical disinfectants are undesirable. Because distilled water is far less expensive than existing disinfectants, we should be able to replace them in many applications, particularly high-frequency ones. If we can verify that charge-injected distilled water kills other microorganisms and even larger organisms, it will expand the range of applications of our sprayer.

We have prototyped a new Spray Triode Atomizer® that does not require an electronic controller to govern fluid current, lowering the cost of the Atomizer by approximately 75 percent. We have agreements with Raven Industries for ground-based crop-sprayer prototypes and from EAVision Technologies and Rantizo for drone-based crop sprayer prototypes upon completion of research and development work. We are in discussions with and conducting demonstrations for Quaker Houghton, an industrial process fluids company, and Spraying Systems, a spray technology company, for manufacturing and distributing our Spray Triode Atomizer® and associated technology.

The company's business model:

Our model is to use Dr. Kelly's many innovations as an intellectual property hub for the development of commercial products in partnership with a variety of business, government, and academic partners. Such partnerships may take the form of development and license agreements, joint ventures, equity investments in fouRy, vendor-supplier contracts, and research and development grants. We intend to use new investment and profits from operations to launch new products, upgrade our research and development with new equipment and personnel, and protect our intellectual property to the fullest extent possible.

Previous Offerings

Name: Convertible Preferred Stock
Type of security sold: Equity
Final amount sold: $466,275.00
Number of Securities Sold: 423,886
Use of proceeds: Operating expenses - these holders have converted into common stock.
Date: February 10, 2022
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Operating expenses
Date: January 08, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Operating expenses
Date: February 25, 2021
Offering exemption relied upon: 506(b)

Name: Series Seed Preferred Stock
Type of security sold: Equity
Number of Securities Sold: 550,000
Use of proceeds: Operating expenses, research and development
Date: February 7, 2019

Name: Common Stock
Type of Security Sold: Equity
Number of Securities Sold: 4,265,515
Use of proceeds: Operating expenses
January 7, 2019 through November, 2022.
Offering exemption relied upon: 506(b) and Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Circumstances which led to the performance of financial statements:

fouRy financial statements:

Revenue and Cost of Sales

Revenue declined from $29,842 in 2022 to $0 in 2023. The cost of revenue, goods in process, declined from $53,320 in

2022 to $10,195 in 2023.

Expenses

The company's primary operating expense is salaries for its four employees, which constitute the majority of General and Administrative and Research and Development expenses. Research and Development expense increased from $29,836 in 2022 to $42,672 in 2023. Legal and professional services expense decreased from $32,120 in 2022 to $18,502 in 2023. Other than these two categories, there was little variation in expenses from 2022 to 2023. Total expenses increased from $278,246 in 2022 to $282,751in 2023.

Results

The Net Operating Loss decreased from $301,723 in 2022 to $292,942 in 2023. The total net loss increased from $134,490 in 2020 to $294,375 in 2021. Net loss decreased from $302,726 in 2022 to $292,892 in 2023.

Historical results and cash flows:

Historical results and cash flows will not be representative of what investors should expect in the future. The company has been in research and development mode and has not been profitable. While research and development will always be important for our company, lack of profit obviously can't continue. This year begins the transition from research and development to a viable commercial enterprise making, distributing, and selling actual products at a profit.

We have developed prototype form-oil and distilled water sprayers. Oldcastle Infrastructure first contacted fouRy about developing a form-oil sprayer for precast-concrete metal forms that would spray better and create fewer safety risks and environmental damage. We successfully demonstrated a manually controlled sprayer prototype to Oldcastle in 2021 and two controller-driven prototypes in 2022. The company is working with 4Ry on development, testing, and commercialization. Oldcastle wants a better sprayer to replace their 400 sprayers. While Oldcastle is one of the largest U.S. precast concrete manufacturers, there are many others. There are also sprayed-oil applications outside precast concrete forms, including sheet metal stamping and machine tools. Oldcastle is a subsidiary of Irish building products multinational CRH, which could be an entry point for international sales.

Recent third-party testing indicates that charge-injected distilled water kills bacteria. Further testing may verify that it also kills viruses. We are still assessing potential applications for our distilled water sprayer, but we believe that "green" disinfection with water and no chemicals would find ready acceptance in a variety of markets. This development effort will take time, including the time necessary to secure acceptance from regulators, but we believe the commercial payoff will justify the time and expense.

We have other technologies that we believe we can prototype and then commercialize without a lot of further research and development, within a time frame of one to two years assuming we can fund the startup costs. These include other fluid-spray applications, blue-flame portable stove burners, and charge-injected, powder-coating sprayers. Further down the line, we have a number of technologies that have demonstrated potential in the laboratory, simulations, or small-scale feasibility studies, some of which will require more substantial research and development.

Several of our technologies have attracted the interest and support of partners interested in hastening their development to end products. Agricultural drone company EAVision Technologies has made a substantial investment and their CEO is also on our Board of Directors. The company wants to incorporate fouRy's spray technology into its crop-sprayer drones. Ground based agricultural control systems manufacturer Raven industry has contracted for sprayer prototypes for its systems. 4Ry is in discussions with a large industrial processing fluid firm to adapt sprayers to its die-casting machines.

At least 80 percent of our operating expenses have been the employee salaries. Sufficient investment will allow the company to move its technology from research and development and prototype phases to commercialization. The cost of goods sold will become a much larger percentage of overall expenses.

We believe that with funding for startup costs and mass production and assembly, we can produce commercial versions of our technologies for a third or less of what we can sell them for at competitive market prices. Production that does not meet this benchmark will not be pursued. As the transition to commercialization is made, funding will increasingly come from revenues and profits, providing what we believe will be a satisfactory return to investors.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $14,752.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Bank of America

Amount Owed: $6,405

Interest Rate: 27.49%

It is a credit card (MasterCard) with a $7,000 limit.

Creditor: Employees

Amount Owed: $448,250

Interest Rate: 0.0%

Non-salary expenses have priority in payment, and when funds are insufficient to pay employee salaries, a current liability is accrued. The employee salary liability will be paid down over time from revenues.

Creditor: Raven Industries, EAVision Technologies, Rantizo,

Amount Owed: $7,500.00

Interest Rate: 0.0%

We have received total deposits of $7500 from 3 customers for half the total cost of prototype sprayers we're obligated to deliver once they are ready for delivery. We recognize those deposits as liabilities until the sprayers are delivered.

Creditor: Shareholders and officers

Amount: $84,641

Interest rate: $53,772 - 10% (Gary Rolling, Director and Shareholder), $30,869 - 0% (Employees and Officers)

Shareholders, who in some cases are employees, officers, or directors have extended credit to 4Ry.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Robert Allen Gore

Robert Allen Gore's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

Position: Chief Executive Officer

Dates of Service: February, 2020 - Present

Responsibilities: Responsible for oversight, decisions, and implementation of corporate operations and strategy, receives $60,000 per year and 437,500 stock options for his position as CEO.

Position: Chairman of the Board of Directors

Dates of Service: December, 2020 - Present

Responsibilities: Oversee governance and conduct Board of Directors meetings, No salary

Other business experience in the past three years:

Employer: fouRy, Inc.

Title: Vice President, Agricultural Applications

Dates of Service: July, 2016 - February, 2020
Responsibilities: Developing fouRy's agricultural applications and markets

Name: Gary Roling

Gary Roling is retired. He currently works 1-2 hours per week in his roles as investor and director with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Oversees governance of the company, no salary. Gary works 1-2 hours per week at fouRy, Inc.

Other business experience in the past three years:

Employer: J-Tec Associates Inc.

Title: CEO

Dates of Service: November, 1988 - December, 2020
Responsibilities: Oversaw all aspects of the company, and devised and implemented strategic plans

Name: Scott Kelly

Scott Kelly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: February, 2016 - Present

Responsibilities: Operations management in finance, accounting, and technology, $45,000 per year salary. Scott works part-time at fouRy, Inc. Scott works 30 hours per week at fouRy, Inc.

Other business experience in the past three years:

Employer: Princeton Infrared Technologies, Inc.

Title: Government Contracts and Finance Consultant

Dates of Service: July, 2016 - Present
Responsibilities: Works on government contracts and finance

Other business experience in the past three years:

Employer: Qorvo Inc.

Title: Consultant

Dates of Service: November, 2021 - Present
Responsibilities: Business consultant

Other business experience in the past three years:

Employer: United Silicon Carbide Inc

Title: Government Contracts Administrator

Dates of Service: June, 2010 - October, 2021
Responsibilities: Responsible for maintaining government contract administration.

Name: Arnold Kelly

Arnold Kelly's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

Position: Chief Technology Officer

Dates of Service: February, 2016 - Present

Responsibilities: Researches, designs, tests, and commercializes company technology, receives $60,000 annual salary

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Oversees company governance, No salary

Other business experience in the past three years:

Employer: ZYW Corporation

Title: Chief Technology Officer

Dates of Service: November, 2021 - Present
Responsibilities: Developing, implementing, managing and evaluating the company's technology resources.

Name: James Dong

James Dong's current primary role is with EAVision Corporation. James Dong currently works 1-2 hours per week as a director and overseeing EAVision's investment in 4Ry.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Oversees corporate governance, no salary. James works 1 to 2 hour per week at fouRy, Inc.

Other business experience in the past three years:

Employer: EAVision Corporation

Title: CEO

Dates of Service: July, 2015 - Present
Responsibilities: Oversees all aspects of the company, devises and implements strategic plans

Name: Mark Akimoto

Mark Akimoto's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

Position: Vice President

Dates of Service: January, 2018 - Present

Responsibilities: Involved with all aspects of the corporation, works closely with other team members, receives $60,000 salary per year and 437,500 stock options.

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Oversees company governance, no salary

Other business experience in the past three years:

Employer: PCB Piezotronics

Title: Field Applications Engineer

Dates of Service: May, 2022 - Present
Responsibilities: Part-time role as field applications engineer

Other business experience in the past three years:

Employer: AIG/AKM Tech.

Title: Senior Sales Engineer

Dates of Service: January, 2017 - May, 2022
Responsibilities: Full-time role as Sr. Sales Engineer

Other business experience in the past three years:

Employer: Bruel and Kjaer

Title: Sales Engineer

Dates of Service: September, 2016 - May, 2022
Responsibilities: Full-time role as Sales Engineer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: ZYW Corporation (100% owned by Arnold Kelly)

Amount and nature of Beneficial ownership: 2,414,216

Percent of class: 42.99

RELATED PARTY TRANSACTIONS

Name of Entity: Gary Roling

Relationship to Company: Director

Nature / amount of interest in the transaction: Conversion of right to receive preferred stock into issuance of 357,396 shares of common stock.

Material Terms: In August 2022, we entered into an Agreement with Gary Roling, pursuant to which he agreed to convert his right to receive 263,885 shares of preferred stock, into 357,396 shares of common stock. The terms of this agreement were pari pasu with the terms of agreements we entered into with the other 3 holders of rights to receive preferred stock.

Name of Entity: James Dong

Relationship to Company: Director

Nature / amount of interest in the transaction: fouRy is party to an Exclusive Distribution Agreement it entered into with EAVision, Inc., for which Mr. Dong, serves as Chief Executive Officer.

Material Terms: EAV granted an exclusive distributorship in China (later expanded to other countries) and a nonexclusive agricultural applications license for fouRy agricultural products. EAV agreed to invest $500,000 (later raised to $550,000) in fouRy and was granted a seat on fouRy's Board.

OUR SECURITIES

Common Stock

The amount of security authorized is 7,000,000 with a total of 5,066,090 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 875,000 shares to be issued pursuant to stock options granted.

Series Seed Preferred Stock

The amount of security authorized is 550,000 with a total of 550,000 outstanding.

Voting Rights

One vote per share

Material Rights

Series Seed Preferred Stock Shareholders carry a liquidation preference of $1.00 per share, subject to adjustments for stock splits, combinations, subdivisions, reclassifications, exchanges, substitutions and similar transactions.

The Conversion ratio at the rate of 1 to 1, is subject to adjustments for stock splits, combinations, subdivisions, reclassifications, exchanges, substitutions and similar transactions.

Pursuant to an Investment Agreement entered into with the holder of our Series Seed Preferred Stock, such holder has the right to appoint a director. In addition, certain major events require the unanimous approval of the directors, including, but not limited to, Bylaw Amendments, mergers, certain assets sales, compensation plans, and significant changes in our business plans. In addition, we are required to provide the holder of Series Seed Preferred Stock, unaudited quarterly financial statements, annual financial statements, and an annual budget. In addition, the consent of the Series Seed Preferred Holder is required for the Company to issue shares of common stock having a purchase price, or options to purchase common stock having an exercise price, less than $1.00 per share.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. All of our employees are considered key employees and there can be no assurance that they will remain employed, by either their choice or the Company's, at the Company. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any of the Company's Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one basic technology: spraying charge-injected fluids and powders. Our revenues are therefore dependent upon the various markets for spraying fluids and powders. We plan to develop additional spraying technologies and applications, and related but non-spraying technologies and applications. The can be no assurances that such technologies and applications will be developed. We may never have an operational product or service It is possible that some or all Company products now in the laboratory or prototype stage may never be an operational or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured prototypes for various applications of charge-injected spraying. Delays or cost overruns in the development of our charge-injected spray technology and failure of products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete, or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits fouRy, LLC. was formed on 2/11/16 and converted to a C Class Corporation on 1/7/19. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. fouRy, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that applications based on fouRy,

Inc.'s charge-injection technology are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns one patent and has two pending applications, 4 registered trademarks, one Internet domain name, and numerous trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. There can be no assurance that pending patents will be approved by the United States Patent and Trademarks office. The Company has no pending patent, trademark, copyright, or other intellectual property applications outside of the U.S.. The Company cannot assure that any such foreign application (s) will be made. The Company cannot assure that if made, such application (s) will be approved. The company cannot assure that if approved, any foreign patent, trademark, copyright, or other intellectual that receives an approval from a foreign authority will enjoy the same legal protections that it would in the United States. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent (s), trademark(s), or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright (s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent (s), trademark(s) or copyright (s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. There can be no assurance that the Company will be able to retain key personnel. Our Chief Technology Officer, Dr. Arnold Kelly, is ninety years old. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell some products may be dependent on outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on fouRy, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on fouRy, Inc. could harm our reputation and materially negatively impact our financial condition and business. Future Filings Uncertain The Company plans to file numerous trademark and patent applications in the future, both foreign and domestic. There can be no assurances that any of those applications will be filed due to: the expense, the incapacity of the inventor (s), strategic decisions not to file, or unforeseen circumstances. We are exposed to risks associated with product liability claims. Since our products are electricity-producing devices and may involve dispersing chemicals, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. We face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 14, 2024.

fouRy, Inc.

By   /s/ *Robert A. Gore*

     Name: fouRy, Inc.

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

fouRy, Inc.
Statement of Operations
(unaudited)

	Year Ended December 31,	
	2023	2022
Revenue	-	29,842
Cost of Revenue	10,191	53,320
Gross Profit	(10,191)	(23,478)
Operating Expenses		
Advertising and Marketing	7,831	5,740
General and Administrative	223,938	235,735
Research and Development	42,672	29,837
Rent and Lease	5,120	4,578
Total Operating Expenses	279,561	275,890
Operating Income (loss)	(289,752)	(299,368)
Other Income		
Interest Income	-	-
Other	50	-
Total Other Income	50	-
Other Expense		
Interest Expense	4,433	2,358
Other	-	-
Total Other Expense	4,433	2,358
Provision for Income Tax	-	-
Net Income (loss)	(294,135)	(301,726)

fouRy, Inc.
Statement of Financial Position
(unaudited)

	Year Ended December 31,	
	2023	2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	14,753	16,330
Accounts Receivable	110	7,396
Inventory	19,921	21,163
Prepaid Expense	1,474	2,836
Other	281	226
Total Current Assets	36,539	47,951
TOTAL Assets	36,539	47,951
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	10,511	8,862
Payroll Liabilities	451,373	229,373
Accrued Expenses	5,138	-
Unearned Revenue	7,500	7,500
Loan Payable	84,642	30,707
Total Current Liabilities	559,164	276,442
Long-Term Liabilities	-	-
TOTAL LIABILITIES	559,164	276,442
EQUITY		
Common Stock	693,500	693,500
Preferred Stock	550,000	550,000
Add. In Paid Cap. (APIC)	53,143	53,143
Retained Earnings	(1,528,424)	(1,226,699)
Openn Balance	3,291	3,291
Net Income	(294,135)	(301,726)
Total Equity	(522,625)	(228,491)
TOTAL LIABILITIES AND EQUITY	36,539	47,951

fouRy, Inc.
Statement of Stockholders Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
31-Dec-21	948,877	$ 956,000	3,700,000	$ 262,500	$ -	($1,259,647)	$ 47,762
Shares Issued for Cash	25,000	$ 25,000	-	-	-	-	$ 25,000
Conversion of Preferred Stock	(423,877)	$ (431,000)	444,156	$ 431,000	-	-	-
Shares Issued for Pref. Accrued Divs.	-	-	46,924	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	$ (301,726)	$ (301,726)
31-Dec-22	550,000	$ 550,000	4,191,080	$ 693,500	$ -	($1,561,373)	$ (228,964)
Net income (loss)	-	-	-	-	-	$ (294,135)	$ (294,135)
31-Dec-23	550,000	$ 550,000	4,191,080	$ 693,500	$ -	($1,855,508)	($523,099)

fouRy, Inc.
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-294,135
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0
Other Receivable/Unbilled Revenue	7,286
Inventory Assets-Raw Materials	1,242
Prepaid Expenses	1,362
Accounts Payable (A/P)	1,310
Credit Card Payable	339
Accrued Expenses	5,139
Payroll Liabilities	222,000
Loans Payable	53,935
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	292,613
Net cash provided by operating activities	-$ 1,522
INVESTING ACTIVITIES	
Security Deposits	-55
Net cash provided by investing activities	-55
Net cash increase for period	-1,577
Cash at beginning of period	16,330
Cash at end of period	14,753

fouRy, Inc.
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-301,726
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0
Other Receivable/Unbilled Revenue	-1,668
Inventory Assets-Raw Materials	-1,684
Prepaid Expenses	-902
Accounts Payable (A/P)	2,724
Credit Card Payable	54
Accrued Expenses	-176
Payroll Liabilities	166,500
Payroll Taxes	1,948
Loans Payable	30,707
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	197,504
Net cash provided by operating activities	-$ 104,222
INVESTING ACTIVITIES	
Fixed Assets-Equipment	0
Net cash provided by investing activities	0
FINANCING ACTIVITIES	
Common Stock	71,747
Preferred Stock	-5,969
Accrued Dividends	-24,116
Add. in Paid Cap. (APIC)	86,179
Retained Earnings	-13,457
Net cash provided by financing activities	114,384
Net cash increase for period	10,161
Cash at beginning of period	6,169
Cash at end of period	16,330

I, Robert Gore, the Chief Executive Officer of fouRy, Inc, hereby certify that the financial statements of fouRy, Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $19,480; taxable income of $-125,707 and total tax of $0.

fouRy, Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 7, 2023.

Robert A Gore (Signature)

CEO (Title)

APRIL 7, 2023 (Date)

NOTE 1 – NATURE OF OPERATIONS

fouRy, Inc. was formed on January 7, 2019, ("Inception") in the State of Delaware, the successor to fouRy, LLC, formed February 11, 2019. The financial statements of fouRy, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Albuquerque, New Mexico.

fouRy, Inc is commercializing charge-injecting spray technologies developed by Co-founder and CTO Dr. Arnold Kelly. Charge injection is a proprietary technology that fully charges a spray, eliminates propellants and excess water, reduces power consumption and fluid waste, thoroughly coats the grounded target, including indentations, corners, and other irregular surfaces, and minimizes drift and overspray. It has industrial, commercial, and agricultural applications.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

   Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from product sales and associated services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Mexico state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since fiscal year 2019.. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with Bank of America, a major financial institution located in the United

States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT AND ACCRUED LIABILITIES

Debt
As of December 31, 2023, the Company owed shareholder and director Gary Roling $53,773 for various loans. The Company is paying simple interest of 10 percent on those loans.
As of December 31, 2023, the Company owed an aggregate of $30,689 to Robert Gore (shareholder, CEO, and director), Arnold Kelly (shareholder, CTO, and director), and Scott Kelly (COO) for various loans. The Company is not paying interest on those loans.

Payroll Liabilities
When the Company is unable to make payroll payments, it accrues a payroll liability. As of December 31, 2023, this payroll liability was $451,373, and the Company is not paying interest on that liability. The liability will be paid down as revenues and profits permit.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 7,000,000 shares of our common stock with par value of $0.001. As of December 31, 2023, the company has currently issued 4,265,515 shares of our common stock.

Series Seed Preferred Stock
We have authorized the issuance of 550,000 shares of our Series Seed Preferred Stock with par value of $0.001. As of December 31, 2023, the company has currently issued 550,000 shares of our Series Seed Preferred Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2023, the Company owed shareholder and director Gary Roling $53,773 for various loans. The Company is paying simple interest of 10 percent on those loans
As of December 31, 2023, the Company owed an aggregate of $30,689 to Robert Gore (shareholder, CEO, and director), Arnold Kelly (shareholder, CTO, and director), and Scott Kelly (COO) for various loans. The Company is not paying interest on those loans.
The Company's predecessor, 4Ry, LLC, has an Exclusive Distribution and License Agreement, effective May 9, 2018 with Suzhou EAVision Robotic Technologies, parent company of EAVision Technologies, Ltd. The CEO of EAVision Technologies, Ltd. is James Dong, who is a director of the Company. The agreement remained in effect when 4Ry, Inc. became a Delaware C Corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 9,

2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Robert A. Gore, Principal Executive Officer of fouRy, Inc., hereby certify that the financial statements of fouRy, Inc. included in this Report are true and complete in all material respects.

Robert A. Gore

Chief Executive Officer